Special Meeting of Shareholders

A special meeting of shareholders of the Growth Fund of the WM Trust II was convened on
November 3, 2005, at which shareholders approved the following:

A sub-advisory agreement for the Fund among the Fund, WM
Advisors, Inc. and Salomon Brothers Asset Management, Inc.

			      Affirmative	 Against	Abstained	Total

Voted Shares		81,113,286	 5,846,768	6,062,862	93,022,916
% of Outstanding Shares	75.711%	 5.457%     5.659%	86.827%
% of Shares Voted		87.197%	 6.285%	6.518%	100.000%

A policy allowing the Board of Trustees and the Advisor to appoint sub-advisors and to approve amendments to sub-advisory agreements without shareholder approval.

			       Affirmative  Against	   Abstained   Total

Voted Shares		 72,212,574	  14,220,691    6,589,651  93,022,916
% of Outstanding Shares	 67.403%	  13.274%       6.151%	   86.828%
% of Shares Voted		 77.629%	  15.287%	    7.084%	   100.000%